[UMB LOGO]


July 3, 2007


VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re:     Blue Rock Market Neutral Fund, LLC (File No. 811-21564)
        ------------------------------------------------------

Blue Rock Market Neutral Fund, LLC (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2007-2008 year:

1. A copy of the bond coverage for the Fund (the "Bond") (attached as Exhibit A).

2. A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as Exhibit B).

3. The premium for the Bond was paid through May 31, 2008.

If you have any questions, please do not hesitate to contact me at 414-299-2195.

Sincerely,


/s/ Michael J. Wieczorek


Michael J. Wieczorek
Accounting Operations Manager


cc:     Karen Spiegel
        Angela Knutzen
        Andrew Chica


Investment Services Group
803 W. Michigan Street
Milwaukee, Wisconsin 53233

888.844.3350
414.271.9717 Fax

umbisg.com